EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Claims Evaluation, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-147442, No. 333-39071 and No. 333-136319) on Form S-8 of American Claims Evaluation, Inc. and subsidiary of our report dated June 18, 2007, except for the effects of discontinued operations discussed in Note 2 to the consolidated financial statements, as to which date is June 24, 2008, on the consolidated balance sheet of American Claims Evaluation, Inc. and subsidiary as of March 31, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, which report appears in this March 31, 2008 Annual Report on Form 10-KSB of American Claims Evaluation, Inc.

/s/ J.H. Cohn LLP
Jericho, New York

June 24, 2008